The Fund held its annual meeting of shareholders on April 14, 2009. Shareholders voted to Re-elect Robert E.Connor, William B. Ogden IV and Hans W. Kertess as trustees indicated below and Elect
Diana L. Taylor asa trustee indicated below.
							Withheld
					Affirmative   	Authority
Re-election of Robert E. Connor-
Class I to serve until 2012		33,168,986	 1,232,669

Re-election of William B. Ogden IV-
Class I to serve until 2012		33,201,652	 1,200,003

Re-election of Hans W. Kertess -
Class I to serve until 2012		     9,364		97

Election of Diana L. Taylor* -
Class II to serve until 2010		     9,364	  	97


Messrs. Paul Belica and R. Peter Sullivan III continue to serve as Trustees of the Funds.

Diana L. Taylor served as a Trustee until her resignation on September 10, 2009.

* Preferred Shares Trustee